Exhibit 99.2

2015 Annual Business Report

Table of Contents

1.	Business Overview

(1)	Business Results and Financial Statements for the Past Three Fiscal Years (2013 – 2015)

2.	Company Overview

(1)	Registered Purpose of the Company
(2)	Description of Primary Business
(3)	Problems Confronting the Company
(4)	Business Offices and Game Development Facilities
(5)	Stock
(6)	Debenture
(7)	Major Shareholders
(8)	Investment in Other Companies
(9)	Directors Holding Concurrent Positions
(10)	Material Transactions with Related Parties
(11)	Significant Creditors
(12)	Employees
(13)	Directors and Auditors
(14)	Material Events after the End of Fiscal Year 2015

3.	Non-Consolidated Financial Statements as of and for the fiscal years ended December 31, 2015 and 2014

(1)	Balance Sheets
(2)	Income Statements
(3)	Statements of Disposition of Accumulated Deficit
(4)	Statements of Changes in Equity
(5)	Statements of Cash Flows
(6)	Notes to Non-Consolidated Financial Statements

1. Business Overview

(1)	Business Results and Financial Statements for the Past Three Fiscal Years (2013 — 2015)

(In Korean Won)

Category	2015	2014	2013
Current assets	38,763,539,126	43,125,471,781	47,505,633,406
• Quick assets	38,763,539,126	43,125,471,781	47,505,633,406
Non-current assets	4,999,247,501	16,984,379,227	35,940,889,480
• Investment asset	3,458,637,535	6,465,572,045	10,391,266,236
• Tangible asset	353,333,606	474,922,737	651,534,949
• Intangible asset	225,643,240	8,906,509,785	13,573,210,684
• Other non-current asset	961,633,120	1,137,374,660	11,324,877,611

Total assets	43,762,786,627	60,109,851,008	83,446,522,886

Current liabilities	4,216,026,056	5,835,639,084	7,914,388,543
Non-current liabilities	6,861,637,783	5,535,434,654	6,725,211,896

Total liabilities	11,077,663,839	11,371,073,738	14,639,600,439

Common stock	3,474,450,000	3,474,450,000	3,474,450,000
Additional paid-in capital	43,930,773,576	63,960,606,495	75,380,209,013
Retained earnings (Accumulated deficit)	(15,726,107,896)	(20,029,832,919)	(11,419,602,518)
Accumulated other comprehensive income and loss	1,006,007,108	1,333,553,694	1,371,865,952

Total equity	32,685,122,788	48,738,777,270	68,806,922,447

Revenues	16,282,357,147	17,339,523,031	26,257,395,408
Operating income (loss)	(8,711,508,289)	(9,000,124,182)	(7,952,560,429)
Income (loss) before income tax	(14,461,283,852)	(12,572,306,743)	(12,175,488,665)

Net income (loss)	(15,726,107,896)	(20,029,832,919)	(17,954,693,331)

2. Company Overview

(1)	Registered Purpose of the Company

1)	Software consulting, development and supply
2)	Development and sales of software and CD
3)	Information-technology-related software development
4)	Production, development, distribution, sales and consulting of digital contents, including game software, as well as corresponding licensing
5)	Online network game services
6)	Applied package-related software development
7)	Production and sales of computer programs
8)	Import and export of software
9)	E-commerce
10)	Character development business
11)	Animation business
12)	Real estate leasing
13)	Service-area restaurant business
14)	Media-related business
15)	Printing and publication
16)	Record & video production and distribution
17)	Any other businesses incidental to the above businesses

(2)	Description of Primary Business

Gravity Co., Ltd. (the “Company”) is the developer of Ragnarok Online, an MMORPG, which was launched in August 2002 and is commercially offered in 83 markets worldwide, including Korea, Japan, Taiwan, Thailand, Southeast Asia, the United States and Europe as of December 31, 2015. Requiem, which was commercially launched in October 2007, is currently serviced worldwide including the United States and Russia. In March 2012, the Company released Ragnarok Online II, which is currently serviced worldwide except Japan and China.

Having strong global network and success from Ragnarok Online, the Company is expanding its business areas from online game development and publishing to cultural contents business based on various platforms, such as development of games for smartphones, console and IPTV, and animation and game character merchandising.

In addition, in order to strengthen its presence in the overseas markets, the Company has subsidiaries in the United States and Japan. The Company also has subsidiaries in Korea, such as NeoCyon, Inc. and Gravity Games Corp.

(3)	Problems Confronting the Company

Since the Company operates in a highly competitive industry, the Company is making every effort to enhance its development capacity and to maintain and increase its market share in overseas markets to preserve its competitive advantage.

Due to its high dependence on Ragnarok Online, the Company is in need of diversified revenue structure, global market expansion and new business initiatives for sustainable revenue growth. The Company is doing its best to build its next game line-up through enhancing mobile game business.

(4)	Business Offices and Game Development Facilities

Classification	Location
Head Office	(Nuritkum Square R&D Tower) 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
Game Development Facilities	(Nuritkum Square R&D Tower) 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(5)	Stock

1)	Total number of shares

(As of December 31, 2015)

Total number of shares authorized	Total number of shares issued	Total number of shares unissued
40,000,000 shares	6,948,900 shares	33,051,100 shares

2)	Type of Stock issued (Par value per share: KRW 500)

(As of December 31,2015)

Type	Number of shares	Total par value	%
Registered common stock	6,948,900 shares	KRW 3,474,450,000	100%

(6)	Debenture: None.

(7)	Major Shareholders

(As of December 31, 2015)

Shareholder	Shares owned	%	Transaction with the Company
GungHo Online Entertainment, Inc.	4,121,737	59.31	*
Others	2,827,163	40.69	—

Total	6,948,900	100.00	—

*	Refer to “(10) Material Transactions with Related Parties.”

(8)	Investment in Other Companies

(As of December 31, 2015)

Companies					Relationship with the Company
Name	Location	Common Stock		Main business	Shares owned	%	Relationship
Gravity Interactive, Inc.	California, US	USD	5,040,000	Gaming Service	100,000	100.00%	Subsidiary
Gravity Entertainment Corp.	Tokyo, Japan	JPY	167,850,000	Animation making/service	1,000	100.00%	Subsidiary
NeoCyon, Inc.	Seoul, Korea	KRW	964,005,000	Mobile game development	185,301	96.11%	Subsidiary
Gravity Games Corp.	Seoul, Korea	KRW	1,134,730,000	Online game development	194,035	85.50%	Subsidiary

*	The liquidation of Gravity Middle East & Africa FZ-LLC was completed in November, 2015.

(9)	Directors Holding Concurrent Positions

Name	Company
	Name	Position	Responsibility
Hyun Chul Park	Gravity Co., Ltd.	CEO	Overall management
	NeoCyon, Inc.	Executive Director	Chief Operating Officer
	Gravity Games Corp.	Executive Director	—
	Gravity Interactive, Inc.	Executive Director	—
	Gravity Co., Ltd.	Executive Director	Chief Operating Officer
	Gravity Interactive, Inc.	CEO	Overall management
Yoshinori Kitamura	Gravity Entertainment Corp.	CEO	Overall management
	NeoCyon, Inc.	CEO	Overall management
	Gravity Games Corp.	Executive Director	—

(10)	Material Transactions with Related Parties

①  Sales and purchases

(In thousands of Korean Won)

Nature	Related companies	2015		2014
		Sales	Purchases	Sales	Purchase
Parent company	GungHo Online Entertainment, Inc.	6,815,604	5,991	7,989,416	8,060
Subsidiaries	Gravity Interactive, Inc.	688,866	684	629,959	12,157
	NeoCyon. Inc.	539,996	615,390	874,208	696,000
	Gravity Games Corp.	22,871	—	790	—
Equity-method investee	Gravity EU SAS	—	—	237,383	—

	Total	8,067,337	622,065	9,731,756	716,217

②  Receivables and Payables

- 2015

(In thousands of Korean Won)

Nature	Related companies	Receivables			Payables
		Accounts receivable	Loans	Other receivable	Accounts payable	Other payable
Parent company	GungHo Online Entertainment, Inc.	759,032	—	37,375	2,880	4,699,300
Subsidiaries*	Gravity Interactive, Inc.	2,274,997	2,381,300	9,000	6	—
	NeoCyon. Inc.	42,598	—	79,869	61,600	120,535
	Gravity Games Corp.	68	1,972,000	1,900,930	—	—

	Total	3,076,695	4,353,300	2,027,174	64,486	4,819,835

*Gravity	Middle East & Africa FZ-LLC has been excluded from related companies as a result of its completion of liquidation in November 2015.

- 2014

(In thousands of Korean Won)

Nature	Related companies	Receivables			Payables
		Accounts receivable	Loans	Other receivable	Accounts payable	Other payable
Parent company	GungHo Online Entertainment, Inc.	845,871	—	39,495	48,749	4,997,593
Subsidiaries	Gravity Interactive, Inc.	1,611,192	1,823,140	966	1,572	—
	Gravity Middle East & Africa FZ-LLC	—	—	—	—	1,550,301
	NeoCyon. Inc.	248,901	—	74,053	44,000	117,799
	Gravity Games Corp.	755	1,972,000	1,949,033	—	—

	Total	2,706,719	3,795,140	2,063,547	94,321	6,665,693

(11)	Significant Creditors: The Company had no significant creditors as of December 31, 2015.

(12)	Employees

(As of December 31, 2015)

Category	Directors & Officers	Developers	Marketing/Operating	Finance/Administration	Total
Employees	8	163	32	12	215

(13)	Directors and Auditors

Name	Position	Main work	Transaction with the Company
Hyun Chul Park	CEO	Chief Executive Officer	—
Yoshinori Kitamura	Executive Director	Chief Operating Officer	—
Kazuki Morishita	Executive Director	—	—
Kazuya Sakai	Executive Director	—	—
Jong Gyu Hwang	Independent Director	Member of audit committee	—
Doo Hyun Ryu	Independent Director	Member of audit committee	—
Jung Yoo	Independent Director	Member of audit committee	—

(14)	Material Events after the end of fiscal year 2015

Our Board of Directors approved a termination of license and distribution agreement for Ragnarok Online II with GungHo Online Entertainment, Inc. at a meeting held on January 26, 2016. As part of the termination, US$5 million of initial payments received from Gungho will be returned over four equal installments by the end of December 2017.

3. Non-Consolidated Financial Statements as of and for the fiscal year ended December 31, 2015 and 2014

(1)	Balance Sheets

GRAVITY CO., LTD.			(In Korean Won)

	2015		2014
Assets
Current Assets		38,763,539,126		43,125,471,781
Quick assets		38,763,539,126		43,125,471,781
Cash and cash equivalents	22,153,897,708		24,095,204,019
Short-term financial instruments	11,500,000,000		14,500,000,000
Accounts receivable	5,379,025,009		3,689,662,083
Allowance for doubtful accounts	(1,737,852,201)		(1,067,768,505)
Short-term loans	2,222,216		223,156,640
Allowance for doubtful accounts	—		(216,490,000)
Other accounts receivable	485,106,688		877,424,293
Allowance for doubtful accounts	(332,509,371)		(387,613,070)
Accrued income	217,538,745		287,460,877
Allowance for doubtful accounts	(115,151,736)		(115,151,736)
Advance payments	1,509,926,000		1,517,756,390
Allowance for doubtful accounts	(1,500,000,000)		(1,500,000,000)
Prepaid expenses	563,874,851		525,915,880
Prepaid income taxes	559,024,361		576,091,803
Refund of income taxes receivable	78,436,856		119,823,107
Non-current Assets		4,999,247,501		16,984,379,227
Investment assets		3,458,637,535		6,465,572,045
Equity method investments	3,458,637,535		6,463,349,829
Long-term loans	5,553,300,000		4,780,872,216
Allowance for doubtful accounts	(5,553,300,000)		(4,778,650,000)
Tangible assets		353,333,606		474,922,737
Computer and equipment	5,567,224,307		6,211,357,366
Accumulated depreciation	(5,381,652,836)		(5,963,376,445)
Vehicles	—		28,110,738
Accumulated depreciation	—		(28,110,738)
Furniture and fixtures	619,614,408		623,970,901
Accumulated depreciation	(609,411,025)		(609,020,337)
Leasehold improvements	963,697,319		963,697,319
Accumulated depreciation	(806,138,567)		(751,706,067)
Intangible assets		225,643,240		8,906,509,785
Capitalized R&D cost, net	—		8,552,983,690
Software	116,917,359		187,240,575
Other intangible assets, net	108,725,881		166,285,520
Other non-current assets		961,633,120		1,137,374,660
Leasehold deposits	923,243,120		907,548,000
Long-term prepaid expenses	10,000,000		201,436,660
Other non-current assets	28,390,000		28,390,000

Total assets		43,762,786,627		60,109,851,008

Liabilities
Current liabilities		4,216,026,056		5,835,639,084
Accounts payable	1,804,350,812		1,681,817,693
Advances received	98,061		1,550,367,450
Withholdings	112,606,500		109,907,259
Deferred income	2,179,175,863		2,380,805,176
Income tax payable	119,794,820		112,741,506
Non-current liabilities		6,861,637,783		5,535,434,654
Long-term deferred income	6,530,813,083		5,207,345,165
Asset retirement obligation	210,290,000		210,290,000
Leasehold deposit received	120,534,700		117,799,489

Total liabilities		11,077,663,839		11,371,073,738

Equity
Common stock		3,474,450,000		3,474,450,000
Common stock	3,474,450,000		3,474,450,000
Capital surplus		43,930,773,576		63,960,606,495
Additional paid-in capital	41,805,637,190		61,835,470,109
Other capital surplus	2,125,136,386		2,125,136,386
Accumulated other comprehensive income and loss		1,006,007,108		1,333,553,694
Net accumulated comprehensive income of equity method investees	1,180,435,364		1,528,483,564
Net accumulated comprehensive loss of equity method investees	(174,428,256)		(194,929,870)
Accumulated deficit		15,726,107,896		20,029,832,919
Undisposed accumulated deficit	(15,726,107,896)		(20,029,832,919)

Total equity		32,685,122,788		48,738,777,270

Total liabilities and equity		43,762,786,627		60,109,851,008

(2)	Income Statements

GRAVITY CO., LTD.			(In Korean Won)

	2015		2014
Revenues		16,282,357,147		17,339,523,031
Online games-subscription revenue	3,674,550,704		3,319,956,905
Online games-royalties and license fees	11,577,677,453		13,095,522,110
Mobile games	882,522,716		704,961,958
Character merchandising, animation and other revenue	147,606,274		219,082,058
Cost of revenues		13,707,528,886		15,385,860,543
Cost of revenues-games	13,707,528,886		15,385,860,543
Gross profit		2,574,828,261		1,953,662,488
Selling and administrative expenses		11,286,336,550		10,953,786,670
Salaries	2,936,738,260		3,500,423,472
Severance benefits	196,631,640		374,430,415
Employee benefits	542,938,212		654,394,148
Transportation	100,047,366		136,341,995
Entertainment	43,194,142		24,158,510
Communication	75,974,439		78,013,415
Taxes and dues	181,755,974		186,401,020
Depreciation	114,679,595		124,160,648
Rent	377,097,066		530,588,891
Insurance premium	107,741,431		111,967,002
Vehicles maintenance	4,391,000		3,806,000
Freight expenses	1,873,643		2,358,063
Repairs expenses	3,350,000		4,803,273
Training expenses	1,315,000		920,000
Books & subscription	1,923,569		4,018,160
Office supplies	24,568,942		23,062,935
Commission paid	2,165,509,531		2,547,340,990
Advertising	1,342,772,644		172,393,007
Research and development	3,073,669,887		2,137,844,423
Bad debt	(84,557,335)		248,472,921
Amortization on intangible assets	74,721,544		87,887,382
Operating loss		8,711,508,289		9,000,124,182
Non-operating income		2,240,847,859		1,894,337,555
Interest income	718,659,176		1,077,731,762
Gain on foreign currency translation	139,522,983		78,583,779
Gain on foreign exchange transactions	402,788,878		237,037,481
Gain on valuation of equity-method investments		—	4,316,588
Gain on disposal of property and equipment	6,529,170		4,874,645
Gain on disposal of securities under equity method	624,043,873		122,705,442
Other income	349,303,779		369,087,858
Non-operating expenses		7,990,623,422		5,466,520,116
Loss on foreign currency translation	186,390,178		260,698,377
Loss on foreign exchange transactions	128,900,533		193,904,370
Loss on valuation of equity-method investments	3,008,605,907		5,004,999,290
Loss on disposal of tangible assets		—	20,836
Loss on impairment of intangible assets	4,638,954,929			—
Other losses	27,771,875		6,897,243
Loss before income tax		14,461,283,852		12,572,306,743
Income tax expense		1,264,824,044		7,457,526,176
Net loss		15,726,107,896		20,029,832,919
Loss per share*
Basic and diluted		2,263		2,882

*	Each ADS represents two shares of our common stock. Therefore, loss per ADS is two loss per share.

(3)	Statements of Disposition of Accumulated Deficit

GRAVITY CO., LTD.			(In Korean Won)

	2015		2014
	Confirmed disposition date: March 25, 2016		Confirmed appropriation date: March 27, 2015
Accumulated deficit before disposition (retained earnings before appreciation)		15,726,017,896	20,029,832,919
Unappropriated retained earnings carried over from prior year	—		—
Net loss	(15,726,017,896)		(20,029,832,919)
Disposition of accumulated deficit		15,726,017,896	20,029,832,919
Transfer from capital surplus	15,726,017,896		20,029,832,919
Undisposed accumulated deficit (unappropriated retained earnings) carried forwards to subsequent year		—	—

(4)	Statements of Changes in Equity

GRAVITY CO., LTD.				(In Korean Won)
	Capital Stock	Capital Surplus	Accumulated Other Comprehensive Income and Loss	Retained Earnings	Total
Balance at January 1, 2014	3,474,450,000	75,380,209,013	1,371,865,952	(11,419,602,518)	68,806,922,447
Net loss	—	—	—	(20,029,832,919)	(20,029,832,919)
Disposition of accumulated deficit	—	(11,419,602,518)	—	11,419,602,518	—
Changes in equity-method investees with accumulated comprehensive income	—	—	(3,718,577)	—	(3,718,577)
Changes in equity-method investees with accumulated comprehensive loss	—	—	(34,593,681)	—	(34,593,681)
Balance at December 31, 2014	3,474,450,000	63,960,606,495	1,333,553,694	(20,029,832,919)	48,738,777,270
Balance at January 1, 2015	3,474,450,000	63,960,606,495	1,333,553,694	(20,029,832,919)	48,738,777,270
Net loss	—	—	—	(15,726,107,896)	(15,726,107,896)
Disposition of accumulated deficit	—	(20,029,832,919)	—	20,029,832,919	—
Changes in equity-method investees with accumulated comprehensive income	—	—	(622,306,435)	—	(622,306,435)
Changes in equity-method investees with accumulated comprehensive loss	—	—	294,759,849	—	294,759,849
Balance at December 31, 2015	3,474,450,000	43,930,773,576	1,006,007,108	(15,726,107,896)	32,685,122,788

(5)	Statements of Cash Flows

GRAVITY CO., LTD.			(In Korean Won)

	2015		2014
Cash flows from operating activities		(4,149,181,974)		(2,834,681,650)
Net loss	(15,726,107,896)		(20,029,832,919)
Addition of expenses not involving cash outflows	11,980,914,145		10,425,383,477
Depreciation	256,604,158		411,252,533
Amortization on intangible assets	4,144,303,761		4,743,949,757
Bad debt (reversal of bad debt)	(84,557,335)		248,472,921
Loss on foreign currency translation	17,002,725		16,688,140
Loss on valuation of equity-method investments	3,008,605,907		5,004,999,290
Loss on disposal of tangible assets	—		20,836
Loss on impairment of intangible assets	4,638,954,929		—
Deduction of revenues not involving cash inflows	(768,463,333)		(210,480,454)
Gain on foreign currency translation	137,890,290		78,583,779
Gain on valuation of equity-method investments	—		4,316,588
Gain on disposal of property and equipment	6,529,170		4,874,645
Gain on disposal of securities under equity method	624,043,873		122,705,442
Changes in assets and liabilities arising from operating activities	364,475,110		6,980,248,246
Decrease (increase) in trade accounts receivable	(1,568,321,290)		147,395,030
Decrease (increase) in other accounts receivable	392,317,605		(311,870,940)
Decrease in accrued income	69,922,132		72,208,065
Decrease in advance payments	1,888,245		264,761,424
Increase in prepaid expenses	(28,292,311)		(192,598,292)
Decrease in current portion of deferred tax assets	—		366,000,000
Decrease in prepaid income taxes	17,067,442		118,466,804
Decrease in refund of income taxes receivable	41,386,251		38,054,947
Decrease (increase) in long-term prepaid expenses	181,770,000		(181,770,000)
Decrease in non-current deferred tax assets	—		5,796,000,000
Decrease in other non-current assets	—		4,269,654,397
Increase (decrease) in accounts payable	122,379,048		(1,063,079,211)
Increase (decrease) in withholdings	2,699,241		(21,401,359)
Decrease in deferred income	(1,070,674,868)		(1,388,119,127)
Increase (decrease) in income tax payable	7,053,314		(33,642,231)
Increase (decrease) in long-term deferred income	2,192,513,473		(467,922,353)
Increase (decrease) in leasehold deposits received	2,735,211		(33,180,370)
Increase (decrease) in advances received	31,617		(369,998,538)
Decrease in other non-current liabilities	—		(28,710,000)
Cash flows from investing activities		2,207,875,663		3,527,493,774
Cash inflows from investing activities	52,013,299,641		45,391,064,153
Proceeds from disposal of short-term financial instruments	52,000,000,000		45,000,000,000
Collection of short-term loans receivable	6,666,640		36,250,032
Proceeds from disposal of securities under equity method	—		1,356
Collection of long-term loans receivable	—		1,388,908
Proceeds from disposal of computer and equipment	4,542,091		7,166,307
Proceeds from disposal of vehicles	2,090,910		—
Proceeds from disposal of furniture and fixtures	—		3,639,000
Decrease in leasehold deposits	—		342,618,550
Cash outflows from investing activities	(49,805,423,978)		(41,863,570,379)
Increase in short-term financial instruments	49,000,000,000		41,500,000,000
Increase in short-term loans receivable	328,110,000		216,490,000
Increase in long-term loans receivable	230,050,000		—
Acquisition of computer and equipment	133,367,631		11,548,181
Acquisition of furniture and fixtures	1,751,227		11,313,638
Acquisition of leasehold improvement	—		77,730,000
Acquisition of software	96,450,000		46,488,560
Increase in leasehold improvement	15,695,120		—
Cash flows from financing activities		—		—
Cash inflows from financing activities	—		—
Cash outflows from financing activities	—		—
Increase (decrease) in cash		(1,941,306,311)		692,812,124
Cash at beginning of year		24,095,204,019		23,402,391,895
Cash at end of year		22,153,897,708		24,095,204,019

(6)	Notes to Non-Consolidated Financial Statements

* For the notes to the non-consolidated financial statements, please refer to the condensed English translation version of the Company’s KAS-NPE non-consolidated financial statements as of and for the years ended December 31, 2015 and 2014 and the independent auditor’s report to be submitted to the United States Securities and Exchange Commission on Form 6-K on April 5, 2016.